I EPA: ALBPS Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-231655 July 8, 2019

Forward Looking Statements 2 All statements pertaining to future financial and/or operating results, future growth in research, clinical development, and potential opportunities for Biophytis SA (the “Company”) and its products, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management constitute forward-looking statements. Any statements that are not historical fact (including, but not limited to, statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates”) should also be considered to be forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in the development or commercialization of potential products, uncertainty in the results of clinical trials or regulatory approvals, need and ability to obtain future capital, and other risks discussed in the Company’s registration statement on Form F-1 and other reports filed with the Securities and Exchange Commission (the “SEC”), which are available for review at http://www.sec.gov/. Actual results may differ materially from the results anticipated in these forward-looking statements and as such should be evaluated together with the many uncertainties that affect the Company's business. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation, except as required by law.

Free Writing Prospectus Statement 3 This presentation highlights basic information about us and the offering to which this communication relates. We have filed a registration statement on Form F-1 (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/. The preliminary prospectus, dated July 1, 2019, is available on the SEC web site at https://www.sec.gov/Archives/edgar/data/1768946/000104746919004041/a2239164zf-1a.htm. Alternatively, the Company or the underwriter participating in the offering will arrange to send you a copy of the preliminary prospectus if you contact H.C. Wainwright & Co., LLC, by emailing placements@hcwco.com or via telephone by calling +1 (646) 975-6996.

4 Overview Sarconeos (BIO101) for sarcopenia Sarconeos (BIO101) for DMD Macuneos (BIO201) for dry AMD

A clinical-stage biotechnology company in age-related diseases 5 Improve functional outcomes (mobility, strength and vision) and healthspan for patients suffering from age-related diseases Neuromuscular diseases Retinal diseases Our goal Our lead drug candidate Sarconeos (BIO101) is in clinical development for neuromuscular diseases with no (or limited) approved drug treatment options, including sarcopenia and Duchenne muscular dystrophy (DMD) Our second drug candidate Macuneos (BIO201) is in development for diseases of the retina for which there are currently no approved treatment options, including dry age-related macular degeneration (AMD)

Aging and biological resilience pathways 6 As we age, our physical (mobility and strength) and visual performances decline due in part to the accumulation of multiple stresses we are exposed to during our lifetime We believe this is contributed to by the decline in biological resilience, the natural ability to protect and counteract the effects from these stresses, including inflammatory, oxidative and metabolic stresses Our therapeutic approach is aimed at targeting and activating key biological resilience pathways, which we discovered using a reverse pharmacology approach that tested a library of secondary metabolites from medicinal plants1 Developed in collaboration with Sorbonne University and its other academic research institutions in Paris, France; Source: United Nations’ World Population Prospects: the 2017 Revision. Oxidative The global elderly (>60) population is projected to more than double by 20502 2.1B 962M 2017 2050

Our clinical pipeline 7

8 Overview Sarconeos (BIO101) for sarcopenia Sarconeos (BIO101) for DMD Macuneos (BIO201) for dry AMD

Sarconeos (BIO101) potential mechanism of action: Activates the MAS receptor 9 MAS is a key component of the renin-angiotensin system (RAS) We believe MAS activation triggers three downstream pathways which may preserve muscle strength, function and mobility in various age-related and muscular wasting conditions PI3K/AKT/mTOR pathway is involved in increasing protein synthesis, which we believe is a key factor for preserving muscle mass and increasing muscle strength MAPK/P38/JNK pathway is involved in stem cell proliferation and differentiation, which we believe is a key factor for improving muscle regeneration AMPK/ACC pathway is involved in stimulating energy production, which we believe is a key factor for increasing muscle strength and improved endurance

Sarconeos (BIO101) preclinical data in animal models for sarcopenia suggests improvements in mobility and strength 10 Administration of 50 mg/kg/day of Sarconeos (BIO101) demonstrated a statistically significant (p<0.01) improvement in maximum running velocity (Vmax) compared to “old” control mice, compensating almost completely for the loss of mobility due to aging Beneficial effect on mobility in aged mice fed with high fat diet1 Administration of 50 mg/kg/day of Sarconeos (BIO101) demonstrated a preservation of muscle strength while immobilized (d0-d14) compared to vehicle control in hindlimb-immobilized mice Preservation of muscle strength in immobilized mice 1. These results were presented in December 2016 at the SCWD conference in Berlin, Germany in a poster presentation.

Sarcopenia is an unmet medical need with no approved drugs 11 Age-related degeneration of skeletal muscle characterized by a loss of muscle mass, strength and the ability to stand and/or walk A major cause of mobility disability in the elderly (65 years) resulting in a loss of independence and increased risk of adverse events Currently no approved medication; non-medicinal treatments focus on moderate physical activity and nutritional intervention Our approach incorporates multiple interventions, including; 1. protein synthesis, 2. muscle regeneration (stem cell proliferation), and 3. energy production (mitochondrial dysfunction) 6.0 -21.8M Total Population 3: 511.5M Population > 65 4: 99.2M Prevalence: 6-22% Total Population 1: 324.2M Population > 65 2: 47.8M Prevalence: 6-22% 2.9 -10.5M United States Europe Current potential patient population 1. U.S. census bureau as of January 1, 2017; 2. U.S. census bureau; Facts For Figures: CB17-FF.08 March 27, 2017; 3, 4. Eurostat (www.ec.Europa.eu). Statistics explained, population structure and ageing; data as of January 1, 2017.

Global, multicenter, double-blind, randomized, placebo-controlled trial in 334 elderly patients with sarcopenia at risk of mobility disability SARA-INT: Ongoing Phase 2b clinical trial 12 Objectives Key Endpoints Subpopulation Analysis Product 2019 2020 175 & 350 mg (twice daily) of Sarconeos (BIO101) SARA-INT Phase 2b Assess safety and efficacy of two doses of Sarconeos (BIO101) administered orally with a meal over 26 weeks compared to placebo Treatment effect on improvement of physical function and on decrease of risk of mobility disability Primary 400-meter walk test (400MWT) - 0.05 m/s is considered the minimal meaningful change Key secondary Rise from a chair (part of SPPB) 400MWT responder analysis Patient reported outcomes (PRO) Very low walking speed Sarcopenic obesity

SARA-INT: Recruiting patients at risk of mobility disability 13 Recruitment Recruiting in U.S. and Belgium with 15 sites currently open; expanding to 22+ sites Awaiting approval to open additional sites in other countries, including France Enrollment began in May 2018 with complete enrollment expected in 2020 Age (>65 or over) Low mobility measured by Short Performance Physical Battery (SPPB) <8 out of 12 DEXA body composition as measured by ALM/BMI (appendicular lean mass/ body mass index) Able to exercise for 30 minutes per day 5 days per week Inclusion Criteria Recruitment

SARA-PK: Phase 1 trial completed in 2017 14 Sarconeos (BIO101) showed a dose dependent effect on muscle growth and repair (PIIINP) and a dose dependent negative effect on muscle wasting (myoglobin) PD SUMMARY IN MAD PHASE P1 TRIAL SAFETY RESULTS Single and multiple ascending doses tested in 54 healthy adult and elderly volunteers Determined the two active doses (175 & 350 mg b.i.d.) for our ongoing SARA-INT Phase 2b clinical trial SAD: Dose range between 100 to 1,400 mg MAD: 3 doses from 350 mg q.d., 350 mg b.i.d., and 450 mg b.i.d. No abnormal clinical vital signs were reported as TEAEs in the studies All TEAEs were mild or moderate and were resolved by the end of the studies No SAEs in the studies

15 Overview Sarconeos (BIO101) for sarcopenia Sarconeos (BIO101) for DMD Macuneos (BIO201) for dry AMD

DMD is an unmet medical need with no cure and limited treatment options 16 Rare, genetic neuromuscular disease in male children characterized by accelerated degeneration of muscles, responsible for loss of mobility, respiratory failure and cardiomyopathy, leading to premature death No known cure and limited treatment options, including corticosteroids and targeted therapies (exon-skipping in U.S. & stop codon in EU) that treat approximately 13% of DMD patients with specific genetic mutations We received orphan drug designation (ODD) in 2018 from the FDA and EMA for Sarconeos (BIO101) in DMD We are developing Sarconeos (BIO101) to address all stages of DMD progression, independent of gene mutation and regardless of ambulatory state Proportion of ambulatory class in DMD1 1. Source: Landfeldt et al., Neurology, 2014. 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% US (n=284) Germany (n=173) Italy (n=122) UK (n=191) Ventilation support Late nonambulatory (age 16 or older) Early nonambulatory (age 12 – 15) Late ambulatory (age 8 – 11) Early ambulatory (age 5 – 7)

Proof of concept in *mdx* mice models of DMD: Improvements in mobility, strength and respiration

Improved **mobility** as measured by running distance[1]



Running Distance (m)
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Each bar represents Mean +/- SEM
n = Animals/Group
p <0.01
x2.4
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mdx BIO101

C57BL10-*mdx* mice treated with 50 mg/kg/day of Sarconeos (BIO101) over 8 weeks ran **2.4x farther** than untreated control C57BL10-*mdx* mice

Improved muscle **strength**, as measured by four-limb grip-test force[1]



4 Limb Grip Test - Force (g/g)
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Each bar represents Mean +/- SEM
n = Animals/Group
p <0.05
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C57BL10-mdx mice treated with 50 mg/kg/day of Sarconeos (BIO101) over 8 weeks showed an approximate **14% improvement** in strength as compared to untreated control C57BL10-*mdx* mice

Ameliorates the time-dependent degradation of **respiratory function**[2]



Resistance (cm H₂O . sec/ml)
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Each bar represents Mean +/- SEM
n = animals/group
p <0.001
n=10
n=10
n=10
C57Bl10
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mdx BIO101

Chronic (8 week) daily administration of 50 mg/kg/day of Sarconeos (BIO101) **significantly (p<0.001) improved respiratory function** measured by airway resistance

1. These results were presented in October 2018 at the WMS conference in Mendoza, Argentina in a poster presentation;
2. These results were presented in March 2019 at the annual international congress of Myology in Bordeaux, France in a poster presentation.

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MYODA-INT: Seamless clinical trial design (subject to regulatory approval)

MYODA

To test an oral pediatric drug formulation of Sarconeos (BIO101) for DMD patients

Design

- Global, multicenter, double-blind, placebo-controlled, seamless, Phase 1-3 clinical trial
    - Stop for regulatory interaction after Part 2
- Part 1: Safety, tolerability & PK (initial 7 days of dosing)
- Part 2: Proof of concept (continued dosing up to week 52)
- Part 3: confirmatory / pivotal

Patients

- Ambulatory and non-ambulatory DMD patients:
    - Part 1/2: 48 patients
    - Part 3: ~100-150 patients
- Enrollment in the U.S. and EU
- Patient advocacy group support
    - AFM telethon in France

Regulatory Status

- Pre-IND correspondence with the FDA in October 2018
- Scientific advice meeting with the EMA in December 2018
- **IND and European regulatory filings expected H2 2019**

Product	2020	2021	2022	2023
Sarconeos (BIO101)	MYODA-INT (Part 1/2)	MYODA-INT (Part 1/2)		

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MYODA-INT: Potential composite score based on function 19 Seamless Design Composite Endpoints Strength Respiratory function Strength Mobility Composite endpoints adapted to the stage of severity of the disease in each patient Clinical relevance endpoints

20 Overview Sarconeos (BIO101) for sarcopenia Sarconeos (BIO101) for DMD Macuneos (BIO201) for dry AMD

Dry AMD is an unmet medical need with no approved drugs 21 AMD is a common eye disorder among people over 50 that affects the central part of the retina, known as the macula Can impair functions such as reading, driving, and facial recognition, and has a major impact on QoL and the ability to live independently Multifactorial disease that we believe is mainly caused by accumulation of A2E (a byproduct of the visual pigment cycle) that leads to retinal degeneration 85 - 90% of AMD patients have dry AMD in some form; either early, intermediate or late stage, know as geographic atrophy (GA) No approved treatments for any stage of dry AMD, including GA We are developing Macuneos (BIO201) to treat patients with intermediate dry AMD to prevent the development to advanced stages (wet AMD + GA), which lead to severe vision loss 78% 22% 90% 1. Source: Wang et al., Lancet Glob Health 2014; 2: e106–16. Supplemental Table 7: Projection of Number of People with Early, Late and Any AMD by Regions 10% 90% 10% 90% 0 10 20 30 40 50 60 70 Projection of AMD prevalence in Europe (in M, mean projection) 1 Early Late 0 5 10 15 20 25 Projection of AMD prevalence in North America (in M, mean projection) 1 Early Late

Macuneos (BIO201) potential mechanism of action: Non-canonical activation of PPARs 22 Anti-inflammatory activity (promotes the expression of anti-inflammatory genes) We believe Macuneos (BIO201) potentially counteracts the phototoxic effects of A2E by selective non-canonical activation of the transrepressive activity of PPAR and PPAR/ in the retina Most other PPAR ligands mainly exhibit canonical activity and are associated with side effects Anti-oxidant activity (promotes the expression of anti-oxidant genes) Anti-apoptotic activity (enables pathways that prevent cell death)

Macuneos (BIO201) proof of concept in rodent models of dry AMD: Protects the retina

- We are preparing for clinical development through our MACA program and plan to seek regulatory advice in 2H 2019 from European regulatory agencies for a Phase 1 clinical trial

Preservation of visual function in mice



n= animals/group
BIO201
Vehicle
n=6
n=6
ERG Amplitude (µV)
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p<0.0001
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0.01
0.1
1
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30
Intensity (cd.s/m²)

Chronic oral administration of Macuneos (BIO201) for 3 and 6 months **increases ERG amplitude** in ABCA4$^{-/-}$ RDH8$^{-/-}$ mice

Reduced A2E Accumulation in mice



Each bar represents Mean +/- SEM
2 separate experiments with n=5
p<0.001
A2E (pmoles/eye)
150
100
50
0
Control 2 months
BIO201 5 months
Control 5 months

Chronic oral administration of Macuneos (BIO201) decreased A2E accumulation by **approximately 45%** in Abca4$^{-/-}$ Rdh8$^{-/-}$ mice as compared to vehicle control mice

Dose-dependent protection of retina integrity in rats



Each bar represents Mean +/- SEM
2 separate experiments with n=3
p<0.001
p<0.01
p<0.05
Photoreceptor Layers
12
10
8
6
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Vehicle
BIO201 10µM
BIO201 50µM
BIO201 100µM
Non-induced

Intraperitoneal injection of Macuneos (BIO201) preserved the number of layers of photoreceptors by **up to approximately 90%** at the maximum dose of 100µM in a standard blue light rat model

These results were presented in May 2016 at the ARVO conference in Seattle, WA in a poster presentation and published in PLoSONE (Fontaine *et al.*; 2016).

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Key milestones 24 SARA-OBS completed enrollment of 218 patients in Oct. 2018 SARA-INT (Phase2b) enrolled first patient in May 2018 SARA-INT (Phase2b) expected to complete patient enrollment in 2020 MYODA-INT received orphan drug designation in 2018 in U.S. and EU MYODA-INT plan to make IND and EU regulatory filings in 2H 2019 MACA-PK plan to hold scientific advice meeting with EU regulatory agencies in 2H 2019

Executive team

MONSANTO DANONE SORBONNE UNIVERSITÉ Abbott
MetaStat HCW H.C. WAINWRIGHT & CO. Shire



Stanislas Veillet - Founder & CEO

- PhD in genetics, AgroParisTech
- 25+ years in biotech; Pharmacia-Monsanto, Danone Group



Samuel Agus - CMO

- MD, PhD, Board-certified Neurologist
- 15+ years pharma/biotech experience including Abbott, Shire and Teva Pharmaceuticals



René Lafont - Co-founder & CSO

- Professor emeritus and former Dean of the life sciences department at Sorbonne University
- 185 scientific articles + 59 reviews and book chapters



Daniel Schneiderman - CFO

- 17+ years investment banking and corporate finance experience
- Multiple VP roles in healthcare and finance, including MetaStat and HC Wainwright

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26 Dr. Ivana Kim Associate Professor Harvard Medical School, Massachusetts Eye and Ear Co-Director of the Harvard Medical School Department of Ophthalmology AMD Center of Excellence; Associate Scientist, Massachusetts Eye and Ear Dr. Thomas Voit Professor, University College London Director of the Research Centre of the Great Ormond Street Hospital for Children Dr. Roger Fielding Professor of Medicine, Tufts University School of Medicine Director and Sr. Scientist Jean Mayer USDA Human Nutrition Research Center on Aging Pr. Jean Mariani Professor of neuroscience and biology of aging and Director of Charles Foix Institute of Longevity at Sorbonne University Pr. Jose-Alain Sahel Chair of the department of ophthalmology at University of Pittsburgh School of Medicine and director of the UPMC eye center Founder and director of the Vision Institute in Paris and professor at the Sorbonne’s medical school René Lafont Professor emeritus and former Dean of the life sciences department at Sorbonne University 185 scientific articles + 59 reviews and book chapters Scientific advisory board

Board of directors



Stanislas Veillet - Founder & CEO

- PhD in genetics, AgroParisTech
- 25+ years in biotech; Pharmacia-Monsanto, Danone Group



Jean M. Franchi - Independent Board Member

- Merrimack Pharma CFO
- 30+ years as finance director, including 15 years at Genzyme



Nadine Coulm - Independent Board Member

- IR Director for Korian
- 20 years of IR experience with FNAC BNP Paribas, Danone & Casino



Eric Rowinsky - Independent Board Member

- President of Rgenix and CSO at Clearpath Development Co; board member of Biogen, Fortress Biotech and Verastem
- 25 years in clinical research & drug development



Dimitri Batsis - Independent Board Member

- Entrepreneur
- Founder of Zeni Corporation, Drone Volt
- 20 years in the technology sector

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Key statistics 28 Stock profile Market: Euronext Growth (Paris) Ticker: ALBPS Shares outstanding: 13,463,413 Fully diluted shares: 15,365,322 Share price as of July 8, 2019: €0.88/share Market capitalization: €11.8M Public Float 88.3% Management & Board

29 APPENDIX A: Preclinical proof of concept

Sarconeos (BIO101) increased myotube diameter in cellular models 30 Human myotubes are larger in muscle cells treated with Sarconeos (BIO101) as compared to untreated control cells Enlarging myotubes, the main structural units of muscle, may be an important factor for limiting muscle mass loss and increasing strength under muscle wasting conditions

Sarconeos (BIO101) proof of concept in mdx mice models of DMD: Improvements in respiratory function 31 Chronic (8 week) daily administration of 50 mg/kg/day of Sarconeos (BIO101) significantly (p>0.001) improved respiratory function, as measured by airway resistance, elastance and PenH (enhanced pause) in the lung Sarconeos (BIO101) ameliorates the time-dependent degradation of respiratory function observed in C57BL10-mdx mice as compared to C57BL10 control mice1 1. These results were presented in March 2019 at the annual international congress of Myology in Bordeaux, France in a poster presentation. Resistance Elastance PenH

Macuneos (BIO201) increased RPE cell survival in cellular models 32 Macuneos (BIO201) may increase survival of primary porcine RPE cells in the presence of A2E and blue light 1. These results were presented in May 2016 at the ARVO conference in Seattle, WA in a poster presentation and published in PLoSONE (Fontaine et al.; 2016). Macuneos (BIO201) may protect RPE cells from cell death, in a dose-dependent manner, against the photo-oxidative stress induced by blue light in the presence of A2E1